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                 May 12, 2021

       Robert T. Halpin
       Executive Vice President and Chief Financial Officer
       Crestwood Equity Partners LP
       811 Main Street, Suite 3400
       Houston, TX 77002

                                                        Re: Crestwood Equity
Partners LP
                                                            Registration
Statement on Form S-3
                                                            Filed May 5, 2021
                                                            File No. 333-255799

       Dear Mr. Halpin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Gillian A. Hobson